Exhibit 99.1

China Finance Online Reports Second Quarter and First Half Ended June 30, 2016 Unaudited Financial Results

BEIJING, August 18, 2016 -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the second quarter and first half ended June 30, 2016.

Second Quarter 2016 Financial Highlights

•	Net revenues were $16.0 million, a decrease of 30.6% year-over-year.
•	Gross margin was 75.7%, compared with 78.9% in the second quarter of 2015.
•	Net income attributable to China Finance Online was $12.8 million, increased 213.5% compared with $4.1 million in the second quarter of 2015.

First Half 2016 Highlights

•	Net revenues were $46.8 million, increased 27.0% compared with $36.8 million in the first half of 2015.
•	Gross profit was $38.0 million, increased 33.4% compared with $28.5 million in the first half of 2015.
•	Net income attributable to China Finance Online for the first half of 2016 was $14.8 million, increased 440.5% compared to $2.7 million in the first half of 2015.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online commented, “After multiple quarters of strong double-digit growth, our pace of growth slowed during the quarter due to unfavorable market conditions. We are taking measures to adapt to China’s ever-changing financial markets. Nevertheless, our newest growth drivers continued to make good progress during the quarter with Yinglibao and iTougu growing strongly as we attract more investors and advisors. I’m pleased with the progress we have made in executing our financial services and advisory growth strategy and look forward to further strengthening our position in the Chinese Fintech market.”

Second Quarter 2016 Financial Results

Net revenues were $16.0 million, a decrease of 30.6% from $23.1 million during the second quarter of 2015 and a decrease of 47.8% from $30.7 million during the first quarter of 2016. During the second quarter of 2016, revenues from financial services, financial information and advisory business and advertising services contributed 76%, 18% and 5% of the net revenues, respectively, compared with 73%, 20% and 7%, respectively, for the corresponding period in 2015.

Revenues from financial services were $12.2 million, a decrease of 27.6% from $16.8 million during the second quarter of 2015 and 54.5% from $26.8 million during the first quarter of 2016. Revenues from financial services comprise of equity and commodities brokerage services. The year-over-year and quarter-over-quarter decreases were mainly due to a decrease in revenues from the Company’s commodities brokerage services.

Revenues from financial information and advisory business were $2.9 million, a decrease of 38.6% from $4.7 million during the second quarter of 2015 and 8.5% from $3.2 million in the first quarter of 2016. Revenues from financial information and advisory business comprise of subscription services from individual and institutional customers.

Revenues from advertising were $0.9 million, a decrease of 43.7% from $1.5 million in the second quarter of 2015 and an increase of 45.4% from $0.6 million in the first quarter of 2016.

Gross profit was $12.1 million, a decrease of 33.5% from $18.2 million in the second quarter of 2015 and 53.1% from $25.9 million in the first quarter of 2016. Gross margin in the second quarter of 2016 was 75.7%, compared with 78.9% in the second quarter of 2015 and 84.3% in the first quarter of 2016. The year-over-year and quarter-over-quarter decreases in gross margin were mainly due to a decrease in revenues from the Company’s commodities brokerage services, which typically have higher gross margins.

General and administrative expenses were $5.6 million, a decrease of 7.5% from $6.1 million in the second quarter of 2015 and an increase of 14.8% from $4.9 million in the first quarter of 2016. The year-over-year decrease was mainly attributable to a decrease in share-based compensation expenses.

Sales and marketing expenses were $11.0 million, an increase of 23.8% from $8.8 million in the second quarter of 2015 and a decrease of 7.0% from $11.8 million in the first quarter of 2016. The year-over-year increase was primarily due to an increase in marketing expenses and staff-related expenses which were primarily driven by an increase in the number of staff. The quarter-over-quarter decrease was mainly attributable to a decrease in sales bonus.

Research and development expenses were $3.1 million, an increase of 16.1% from $2.7 million in the second quarter of 2015 and 15.9% from $2.7 million in the first quarter of 2016. The year-over-year and quarter-over-quarter increases were mainly attributable to an increase in staff-related expenses, primarily driven by an increase in the number of staff to support further growth.

Total operating expenses were $27.5 million, an increase of 55.8% from $17.6 million in the second quarter of 2015 and 41.7% from $19.4 million in the first quarter of 2016. During the second quarter of 2016, the Company recorded a non-cash impairment loss of $1.1 million in intangible assets and a non-cash impairment loss of $6.6 million in goodwill.

Loss from operations was $15.3 million, compared with an income from operations of $0.6 million in the second quarter of 2015 and $7.0 million in the first quarter of 2016. The Company completed the remaining part of the framework agreement signed on December 11, 2015 with Shanghai EBI Capital Co., Ltd. for the sale of the financial portal stockstar.com and recorded a gain of $22.4 million from the execution of this agreement during the second quarter of 2016. The Company has received the entirety of the consideration related to the transaction as of June 30, 2016. The Company will use the proceeds to reinvest in and fully focus on developing new businesses like Yinglibao, the Company’s investment advisory services, and on further strengthening the competitive advantages the Company’s existing financial services have.

Net income attributable to China Finance Online was $12.8 million, an increase of 213.5% from $4.1 million in the second quarter of 2015 and 532.9% from $2.0 million in the first quarter of 2016.

Fully diluted earnings per ADS attributable to China Finance Online was $0.50 for the second quarter of 2016, compared with $0.16 for the second quarter of 2015 and $0.08 for the first quarter of 2016. Basic and diluted weighted average numbers of ADSs for the second quarter of 2016 were 22.6 million and 25.4 million, respectively. Each ADS represents five ordinary shares of the Company.

As of June 30, 2016, total cash and cash equivalents were $69.1 million, compared with $85.7 million as of December 31, 2015.

Total shareholders' equity of China Finance Online was $103.2 million as of June 30, 2016, compared with $88.0 million as of December 31, 2015.

First Half 2016 Financial Results

Net revenues for the first half of 2016 was $46.8 million, increased 27.0% compared with $36.8 million in the first half of 2015.

Gross profit for the first half of 2016 was $38.0 million, increased 33.4% compared with $28.5 million in the first half of 2015.

Net income attributable to China Finance Online for the first half of 2016 was $14.8 million, increased 440.5% compared to $2.7 million in the first half of 2015.

Fully diluted earnings per ADS attributable to China Finance Online was $0.58 for the first half of 2016, compared with $0.11 for the first half of 2015.

Conference Call Information

The management will host a conference call on August 18, 2016 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time on August 19, 2016). Dial-in details for the earnings conference call are as follows:

US: 1-855-823-0291
Hong Kong: 800-963-435
Singapore: 800-616-2312
China: 800-870-0211/400-120-3169
Conference: ID: 65822892

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available shortly after the conclusion of the conference call through 8:00 a.m. Eastern Time on August 26, 2016. The dial-in details for the replay are:

US: 1-855-452-5696
Hong Kong: 800-963-117
Singapore: 800-616-2305
China: 800-870-0205/400-632-2162
Conference ID: 65822892

In addition, a live and archived webcast of the conference call will be available at http://edge.media-server.com/m/p/qom4jf49.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users;

•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, the changing customer needs, regulatory environment and market condition that we are subject to; the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance; the unpredictability of our strategic transformation and growth of new businesses, including our commodities brokerage services; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome; the degree to which our strategic collaborations with partners will yield successful outcome; the prospect for China's high-net-worth and middle-class households; the prospect of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Jun. 30, 2016	Dec. 31, 2015
Assets
Current assets:
Cash and cash equivalents	69,064	85,734
Trust bank balances held on behalf of customers	22,158	14,168
Accounts receivable, net - others	6,283	12,008
Accounts receivable, net - Margin clients	9,909	4,367
Short-term investments	8,103	-
Prepaid expenses and other current assets	9,709	3,489
Deferred tax assets, current	466	969
Total current assets	125,692	120,735
Long-term investments, net	2,481	1,782
Property and equipment, net	6,957	5,790
Acquired intangible assets, net	302	1,539
Rental deposits	1,846	1,423
Goodwill	18	6,700
Deferred tax assets, non-current	25	20
Other deposits	4,094	6,076
Total assets	141,415	144,065

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,223 and $5,058 as of June 30, 2016 and December 31,2015, respectively)	2,393	6,659
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,264 and $13,036 as of June 30, 2016 and December 31, 2015, respectively)	9,280	15,655
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,481 and $566 as of June 30, 2016 and December 31, 2015, respectively)	22,158	14,168
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $989 and $3,387 as of June 30, 2016 and December 31, 2015, respectively)	3,812	5,494
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $24 and $13 as of June 30, 2016 and December 31, 2015, respectively)	26	15
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,544 and $1,753 as of June 30, 2016 and December 31,2015, respectively)	2,544	1,768
Total current liabilities	40,213	43,759
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $75 and $385 as of June 30, 2016 and December 31, 2015, respectively)	75	385
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $127 and $187 as of June 30, 2016 and December 31,2015, respectively)	826	692
Total liabilities	41,114	44,836
Noncontrolling interests	(2,874)	11,191
Total China Finance Online Co. Limited Shareholders' equity	103,175	88,038
Total liabilities and equity	141,415	144,065

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended			Six months ended
	Jun. 30, 2016	Jun. 30, 2015	Mar. 31, 2016	Jun. 30, 2016	Jun. 30, 2015
Net revenues	16,045	23,115	30,713	46,758	36,816
Cost of revenues	(3,905)	(4,867)	(4,807)	(8,712)	(8,291)
Gross profit	12,140	18,248	25,906	38,046	28,525
Operating expenses
General and administrative(includes share-based compensation expenses of $1,608, $2,619, $1,419, $3,027 and $2,668, respectively)	(5,647)	(6,102)	(4,918)	(10,565)	(9,063)
Sales and marketing (includes share-based compensation expenses of $(37), $14, $(21), $(58) and $42, respectively)	(10,952)	(8,845)	(11,778)	(22,730)	(16,983)
Product development (includes share-based compensation expenses of $(189), nil, $(127), $(316) and $79, respectively)	(3,127)	(2,693)	(2,698)	(5,825)	(5,517)
Loss from impairment of intangible assets	(1,111)	-	-	(1,111)	-
Loss from impairment of goodwill	(6,642)	-	-	(6,642)	-

Total operating expenses	(27,479)	(17,640)	(19,394)	(46,873)	(31,563)
Government subsidies	36	-	508	544	99
Income (loss) from operations	(15,303)	608	7,020	(8,283)	(2,939)
Interest income	377	43	244	621	1,243
Loss from disposal of affiliates	(4,123)	-	-	(4,123)	-
Short-term investment income, net	138	34	119	257	67
Gain on the interest sold and retained noncontrolling investment	22,445	-	-	22,445	-
Gain from sale of cost method investment	-	4,648	-	-	4,648
Loss from equity method investment	(49)	(9)	(62)	(111)	(9)
Other income (loss), net	(14)	(74)	71	57	(389)
Exchange gain (loss), net	73	80	(157)	(84)	15

Income before income tax provision (expenses)	3,544	5,330	7,235	10,779	2,636
Income tax provision (expenses)	(2,693)	312	(424)	(3,117)	(404)

Net income	851	5,642	6,811	7,662	2,232
Less: Net income (loss) attributable to the noncontrolling interest	(11,914)	1,570	4,794	(7,120)	(503)
Net income attributable to China Finance Online Co. Limited	12,765	4,072	2,017	14,782	2,735

Net income	851	5,642	6,811	7,662	2,232
Changes in foreign currency translation adjustment	(1,748)	181	448	(3,894)	287
Net unrealized gain on available-for-sale securities, net of tax effects of nil, $(1), and nil respectively	-	(2)	-		-
Other comprehensive income (loss), net of tax	(1,748)	179	448	(3,894)	287
Comprehensive income (loss)	(897)	5,821	7,259	3,768	2,519
Less: comprehensive income (loss) attributable to noncontrolling interest	(11,914)	1,570	4,794	(7,120)	(503)
Comprehensive income attributable to China Finance Online Co. Limited	11,017	4,251	2,465	10,888	3,022

Net income per share attributable to China Finance Online Co. Limited
Basic	0.11	0.04	0.02	0.13	0.02
Diluted	0.10	0.03	0.02	0.12	0.02
Net income per ADS attributable to China Finance Online Co. Limited
Basic	0.56	0.18	0.09	0.65	0.12
Diluted	0.50	0.16	0.08	0.58	0.11
Weighted average ordinary shares
Basic	113,049,666	111,031,161	112,939,783	112,994,727	110,853,266
Diluted	126,914,643	125,714,306	126,822,437	126,868,543	125,216,585
Weighted average ADSs
Basic	22,609,933	22,206,232	22,587,957	22,598,945	22,170,653
Diluted	25,382,929	25,142,861	25,364,487	25,373,709	25,043,317

For more information, please contact:

China Finance Online Co. Limited

+86-10-8336-3100

ir@jrj.com